Issuer Free Writing Prospectus dated May 7, 2015

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated May 5, 2015 and

Registration Statement No. 333-203536

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, subject to completion, dated May 5, 2015 (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-203536) of Aldeyra Therapeutics, Inc. (“Aldeyra”), relating to a public offering of its common stock. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus. References to “Aldeyra,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus.

The filed copy of the Preliminary Prospectus may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1341235/000119312515170304/d912467ds1a.htm

This free writing prospectus updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith, or was prepared based on assumptions that are inconsistent with the information below. All references to captions correspond to the Preliminary Prospectus unless otherwise specified. The information in this free writing prospectus primarily relates to the determination of the public offering price, the number of shares of common stock to be offered, and changes to the net proceeds, dilution and capitalization sections of the Preliminary Prospectus. YOU SHOULD READ THIS FREE WRITING PROSPECTUS AND THE PRELIMINARY PROSPECTUS, INCLUDING THE SECTION ENTITLED “RISK FACTORS,” CAREFULLY BEFORE DECIDING TO INVEST IN THE COMMON STOCK.

THE OFFERING

Common stock offered by us	2,700,000 shares

Common stock to be outstanding after this offering	9,590,021 shares

Overallotment option	405,000 shares

Public offering price	$7.50 per share

Proceeds, before expenses, to us	$20.3 million

Risk Factors	See “Risk Factors” beginning on page 8 and the other information included in the Preliminary Prospectus for a discussion of risks you should carefully consider before deciding to invest in our common stock.

NASDAQ Capital Market symbol	ALDX

Summary Financial Data	The Preliminary Prospectus has been updated to revise the “Summary Financial Data—Balance Sheet Data” section as set forth on Exhibit A.

Use of Proceeds	The Preliminary Prospectus has been updated to revise the “Use of Proceeds” section as set forth on Exhibit B.

Capitalization	The Preliminary Prospectus has been updated to revise the “Capitalization” section as set forth on Exhibit C.

Dilution	The Preliminary Prospectus has been updated to revise the “Dilution” section as set forth on Exhibit D.

Unless otherwise indicated, all information in this free writing prospectus, including information related to the number of shares of common stock to be outstanding immediately after the completion of this offering, is based on 6,890,021 shares of our common stock outstanding as of March 31, 2015 and excludes the following:

■	874,032 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015, at a weighted average exercise price of approximately $3.10 per share;
■	583,427 shares of common stock reserved for future grants under our 2014 Equity Incentive Plan as of March 31, 2015 (subject to automatic annual adjustment in accordance with the terms of the plan); and
■	1,384,608 shares of our common stock issuable upon exercise of warrants at a weighted average exercise price of approximately $9.52 per share.

Unless otherwise indicated, this prospectus reflects and assumes the following:

■	no exercise of the outstanding options or warrants; and
■	no exercise by the underwriters of their option to purchase additional shares of our common stock to cover overallotments, if any.

Aldeyra has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Aldeyra has filed with the SEC for more complete information about the company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, Aldeyra, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Cowen and Company, LLC on behalf of the underwriters, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, by telephone at (631) 274-2806 or by fax at (631) 254-7140.

EXHIBIT A

The disclosure set forth in the Preliminary Prospectus under “Summary Financial Data—Balance Sheet Data” has been revised by replacing the last table with the following:

	As of December 31, 2014
	Actual	As Adjusted(1)

Balance Sheet Data:
Cash, cash equivalents	$8,527,304	$36,341,052
Working capital	7,432,308	35,260,294
Total assets	8,787,103	36,586,613
Additional paid-in capital	52,790,090	80,599,813
Total stockholders’ equity	6,284,058	34,097,806

(1)	The as adjusted column in the balance sheet data as of December 31, 2014 reflects (i) our sale of 2,700,000 shares of common stock in this offering at the public offering price of $7.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the sale by us of an aggregate of 1,324,608 shares of our common stock and warrants to purchase an aggregate of 1,324,608 shares of our common stock in private placements completed in January 2015.

EXHIBIT B

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be $18.8 million, based on the public offering price of $7.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds would be $21.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations. We intend to use the net proceeds of this offering for research and development activities, including current and additional clinical trials of topically administered NS2, to develop systemic formulations of NS2, to develop novel aldehyde traps distinct from NS2, to expand clinical development and regulatory infrastructure, and for working capital and other general corporate purposes. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses or products; however, we have no current commitments or obligations to do so.

Pending use of the proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities or certificates of deposit.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our clinical trials and other development efforts for NS2 and other drug candidates, as well as the amount of cash used in our operations. We therefore cannot estimate the actual amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the net proceeds from this offering.

EXHIBIT C

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of December 31, 2014:

■	on an actual basis; and
■	on an adjusted basis to give effect to (i) the issuance and sale by us of 2,700,000 shares of common stock in this offering, and the receipt of the net proceeds from our sale of these shares at the public offering price of $7.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the sale by us of an aggregate of 1,324,608 shares of our common stock and warrants to purchase an aggregate of 1,324,608 shares of our common stock in private placements completed in January 2015.

The as adjusted information below is illustrative only, and cash and cash equivalents, stockholders’ equity and total capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes incorporated by reference.

	As of December 31, 2014
	Actual	As Adjusted
Cash and cash equivalents	$8,527,304	$36,341,052

Stockholders’ equity:
Preferred stock, $0.001 par value; 15,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	–	–
Common stock, $0.001 par value; 150,000,000 shares authorized, 5,565,413 issued and outstanding, actual; 150,000,000 shares authorized, 9,590,021 shares issued and outstanding, as adjusted	5,565	9,590
Additional paid-in capital	52,790,090	80,599,813
Accumulated deficit	(46,511,597)	(46,511,597)

Total stockholders’ equity	$6,284,058	$34,097,806

The table above excludes the following shares:

■	874,032 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015, at a weighted average exercise price of approximately $3.10 per share;
■	583,427 shares of common stock reserved for future grants under our 2014 Equity Incentive Plan as of March 31, 2015 (subject to automatic annual adjustment in accordance with the terms of the plan); and
■	1,384,608 shares of our common stock issuable upon exercise of warrants at a weighted average exercise price of approximately $9.52 per share.

EXHIBIT D

DILUTION

If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of December 31, 2014 was $6.3 million, or $1.13 per share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2014.

After giving effect to (i) the sale by us of an aggregate of 1,324,608 shares of our common stock and warrants to purchase an aggregate of 1,324,608 shares of our common stock in private placements completed in January 2015 and (ii) the sale by us of 2,700,000 shares of common stock in this offering at the public offering price of $7.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2014 would have been $34.1 million, or $3.56 per share. This amount represents an immediate increase in net tangible book value of $2.43 per share to our existing stockholders and an immediate dilution in net tangible book value of $3.94 per share to new investors purchasing shares of common stock in this offering at the assumed public offering price. The following table illustrates this dilution:

Public offering price per share		$7.50
Net tangible book value per share as of December 31, 2014	$1.13
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	2.43

As adjusted net tangible book value per share after this offering		3.56

Dilution in net tangible book value per share to new investors in this offering		$3.94

If the underwriters exercise in full their option to purchase up to 405,000 additional shares of common stock at the public offering price of $7.50 per share, the as adjusted net tangible book value after this offering would be $3.70 per share, representing an increase in net tangible book value of $2.57 per share to existing stockholders and immediate dilution in net tangible book value of $3.80 per share to investors purchasing our common stock in this offering at the public offering price.